# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SMITH MICRO SOFTWARE, INC., CIK 0000948708
CUSIP: 832154405
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5800 CORPORATE DRIVE, PITTSBURGH, Pennsylvania (PA), 15237
Date of event which requires filing of this statement: 11/07/2025
Filed by CIK 0001251368
Persons authorized to receive notices and communications: William W. Smith, Jr., Smith Micro Software, Inc., 120 Vantis Drive, Suite 350, Aliso Viejo, California (CA), 92656, (949) 362-5800; Jennifer M. Reinke, Smith Micro Software, Inc., 5800 Corporate Drive, Pittsburgh, Pennsylvania (PA), 15237, (412) 837-5300

## Reporting persons
- SMITH WILLIAM W JR (CIK 0001251368): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 249,348; shared voting power 8,168,075; sole dispositive power 249,348; shared dispositive power 8,168,075; aggregate amount beneficially owned 8,417,423 (30% of the class)
  Comment: (1) The shared voting power and aggregate amount beneficially owned by the Reporting Person includes 8,168,075 shares held in the name of the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees, including 2,575,107 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants.
  (2) The percent of class beneficially owned by the Reporting Person is based on 25,461,930 shares of common stock outstanding as of November 13, 2025, as reflected in the records of the Issuer's transfer agent and 2,575,107 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants, in accordance with Rule 13d-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SMITH MICRO SOFTWARE, INC.
Address of issuer's principal executive offices: 5800 CORPORATE DRIVE, PITTSBURGH, Pennsylvania (PA), 15237

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by William W. Smith, Jr.
Residence or business address: William W. Smith, Jr. is the Chairman of the Issuer's Board of Directors and President and Chief Executive Officer of the Issuer. The address of William W. Smith, Jr. is 120 Vantis Drive, Suite 350, Aliso Viejo, CA 92656.
Present principal occupation or employment: William W. Smith, Jr. is the Chairman of the Issuer's Board of Directors and President and Chief Executive Officer of the Issuer. The address of William W. Smith, Jr. is 120 Vantis Drive, Suite 350, Aliso Viejo, CA 92656.
Criminal convictions in the last five years: During the past five years, William W. Smith, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, William W. Smith, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock covered by this filing include shares purchased in the open market from time to time by William W. Smith, Jr. using personal funds, when permitted to do so under the terms of the Issuer's policies, including its Insider Trading Policy, shares acquired by him from the Issuer pursuant to private placement offerings of Common Stock and warrants exercisable for shares of Common Stock, stock splits, shares issued to him by the Issuer as compensation, and shares sold in the open market or transferred by William W. Smith, Jr. to the Smith Living Trust. The shares of Common Stock covered by this filing also include those of such shares held by the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.

## Item 4. Purpose of Transaction
Purpose of transaction: William W. Smith, Jr. has no plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D, except that, from time to time, William W. Smith, Jr. may acquire shares of Common Stock pursuant to equity awards granted to him by the Issuer, Mr. Smith may acquire or dispose of shares of Common Stock for investment, tax and estate planning purposes through open market transactions or otherwise, Mr. Smith may gift shares of Common Stock to the Smith Living Trust or otherwise, and certain shares of Common Stock may be acquired via the exercise of warrants held by the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
William W. Smith, Jr. has sole voting and dispositive power over 249,348 shares (0.9% of the Common Stock) and shared voting and dispositive power over 8,168,075 shares (29.1% of the Common Stock), including 2,575,107 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants. The shares over which Mr. Smith has shared voting and dispositive power are held by the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.

In the aggregate, William W. Smith, Jr. has beneficial ownership of 8,417,423 shares (or 30.0%) of the Common Stock.

The above calculations are based on 25,461,930 shares of common stock outstanding as of November 13, 2025, as reflected in the records of the Issuer's transfer agent, and 2,575,107 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants, in accordance with Rule 13d-3(d)(1)(i).
Number of shares as to which each person has sole or shared power to vote or dispose:
William W. Smith, Jr. has sole voting and dispositive power over 249,348 shares (0.9% of the Common Stock) and shared voting and dispositive power over 8,168,075 shares (29.1% of the Common Stock), including 2,575,107 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants. The shares over which Mr. Smith has shared voting and dispositive power are held by the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.

In the aggregate, William W. Smith, Jr. has beneficial ownership of 8,417,423 shares (or 30.0%) of the Common Stock.

The above calculations are based on 25,461,930 shares of common stock outstanding as of November 13, 2025, as reflected in the records of the Issuer's transfer agent, and 2,575,107 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants, in accordance with Rule 13d-3(d)(1)(i).
Transactions in the class effected during the past sixty days: On September 29, 2025, Mr. Smith made a gift of 47,473 shares to the Smith Living Trust for no consideration. On November 7, 2025, pursuant to a Securities Purchase Agreement dated November 5, 2025, between the Issuer and the Purchaser parties thereto, Smith Living Trust (for which William W. Smith, Jr. serves as co-trustee) purchased 2,236,136 shares of Common Stock, together with a warrant to purchase an equal number of shares of Common Stock, at a purchase price of $0.6708 per share, which warrant is exercisable following stockholder approval of the same, which is anticipated to occur in June 2026.
Other persons with the right to receive dividends or sale proceeds: As identified above, 8,168,075 shares are held in the name of the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees, including 2,575,107 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth, or incorporated by reference, in Items 3, 4, and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, William W. Smith, Jr. (either individually or through the Smith Living Trust) does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with ay persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- SMITH WILLIAM W JR: /s/ William W. Smith, Jr., William W. Smith, Jr. (11/17/2025)